January 14, 2014

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 6 to Registration Statement on Form S-1 Filed December 31, 2013 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are delivering this letter to you on the Company’s behalf. The Company has revised the Registration Statement on Form S-1 filed December 31, 2013 (file No. 333-184319) (the “Registration Statement”) to address the comment set forth in the staff’s comment letter dated January 9, 2014. Set forth below is the staff’s comment (in bold) to Amendment No. 6 to the Registration Statement and the Company’s response thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 7 to the Registration Statement (“Amendment No. 7”). A copy of Amendment No. 7 marked to show all changes is attached hereto for your convenience.

Executive Compensation

1.
Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.05, which is located on our website.

The Company has revised the Executive Compensation chart on page 37 of the prospectus which is part of the Registration Statement to add the results of the fiscal year ended December 31, 2013, and has removed information for fiscal years ended 2011 and 2010.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Securities and Exchange Commission
January 14, 2014

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 7.

Thank you.

Very truly yours,

/ s / Christopher A. Wilson

Christopher A. Wilson, Esq.

Attachment